UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*


                              Angelica Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    034663104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      034663104          SCHEDULE 13D               PAGE 2 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    935,147
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                935,147

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            935,147

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       034663104          SCHEDULE 13D              PAGE 3 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    935,147
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                935,147

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            935,147
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      034663104              SCHEDULE 13D           PAGE 4 OF 5 PAGES
------------------------------                             ---------------------


The Schedule 13D filed on January 5, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value ("Shares"), of Angelica Corporation (the "Issuer"), as amended by Amendment No. 1 on March 17, 2005, Amendment No. 2 on July 5, 2005, Amendment No. 3 on September 22, 2005, Amendment No. 4 on February 15, 2006, Amendment No. 5 on April 4, 2006, Amendment No. 6 on May 17, 2006, Amendment No. 7 on September 5, 2006, Amendment No. 8 on May 25, 2007, Amendment No. 9 on July 2, 2007, and Amendment No. 10 on July 9, 2007, is hereby amended by this Amendment No. 11 to the Schedule 13D. The principal executive office of the Issuer is located at 424 S Woods Mill Road, Chesterfield, MO 63017.

ITEM 4.     PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On July 12, 2007, Pirate Capital sent a letter to the board of directors of the Issuer (the "July 12 Letter"), among other things, reiterating Pirate Capital's demand that the Issuer retain the services of a nationally recognized investment banking firm. A copy of the July 12 Letter is attached hereto as Exhibit 7 and incorporated herein by reference.

---------------------------                                  -------------------
CUSIP NO.      034663104             SCHEDULE 13D             PAGE 5 OF 5 PAGES
---------------------------                                  -------------------


Item 7.     MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1 - Joint Filing Agreement (previously filed)

Exhibit 2 - Settlement Agreement with the Issuer, dated August 30, 2006
            (previously filed)

Exhibit 3 - Letter to the Board of Directors, dated July 2, 2007 (previously filed)

Exhibit 4 - Shareholder Proposal Notification Letter, dated July 2, 2007
            (previously filed)

Exhibit 5 - Books and Records Demand Letter, dated July 2, 2007 (previously filed)

Exhibit 6 - Letter to the Board of Directors, dated July 9, 2007 (previously filed)

Exhibit 7 - Letter to the Board of Directors, dated July 12, 2007



                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2007


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Manager

                                           /s/ Thomas R. Hudson Jr.
                                           -------------------------------
                                           Thomas R. Hudson Jr.


                                  EXHIBIT INDEX

Exhibit 1 - Joint Filing Agreement (previously filed)

Exhibit 2 - Settlement Agreement with the Issuer, dated August 30, 2006
            (previously filed)

Exhibit 3 - Letter to the Board of Directors, dated July 2, 2007 (previously filed)

Exhibit 4 - Shareholder Proposal Notification Letter, dated July 2, 2007
            (previously filed)

Exhibit 5 - Books and Records Demand Letter, dated July 2, 2007 (previously filed)

Exhibit 6 - Letter to the Board of Directors, dated July 9, 2007 (previously filed)

Exhibit 7 - Letter to the Board of Directors, dated July 12, 2007

                                    Exhibit 7


July 12, 2007

VIA FACSIMILE

Board of Directors of Angelica Corporation
c/o Stephen M. O'Hara
President and Chief Executive Officer
Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017-3406

Dear Members of the Board:

To clarify our position and to further highlight our intent to continue to champion the interests of shareholders of Angelica Corporation ("Angelica" or the "Company"), we feel that we must further reiterate our demand that the board promptly retain the services of a nationally recognized investment banking firm for the purpose of effecting a sale of the Company, through sales of assets, an extraordinary transaction or otherwise, and to publicly identify the investment banking firm and its mandate. If this demand is not promptly met, we intend to nominate one or more persons to the Company's board at the upcoming annual shareholders' meeting.

Management undertook a series of acquisitions between 2003 and 2006, which we understand cost in excess of $125 million, or approximately 1x sales, while the Company's shares are currently trading at approximately only 0.5x sales. As such, we believe there remains a serious disconnect. In our opinion, either there was considerable value dissolution in rolling up the previous acquisitions, or Angelica greatly overpaid for the acquisitions. If a 1x sales metric is applied to Angelica's current gross sales level, even after adjusting for net debt and other factors, the implied valuation for Angelica based on that metric approaches $35 per share. If we account for the valuation of Angelica based on the multiple of sales metric and an Enterprise Value-to-EBITDA metric, we arrive at an average valuation of approximately $31 per share. At $22.24 per share, last night's closing price of Angelica, the stock continues to trade well below what we estimate as the intrinsic value of the Company.

Over the past three years, Angelica's management team has been afforded ample time and opportunity to deliver growth and rejuvenate the Company as an on-going concern, but has demonstrated little success in this respect. We believe that the investigation of the sale of Angelica, led by a nationally recognized investment bank, will confer the most sensible strategy for delivering optimal shareholder value. We hope that you as the board, elected to uphold the interests of shareholders, will join us in pursuing our proposed strategies for the Company.

Sincerely,

/s/ Thomas R. Hudson Jr.
Thomas R. Hudson Jr.
Manager